January 31, 2011

Adam Phippen

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington D.C. 20549

RE:

Tombstone Exploration Corporation

Form 20-F for Fiscal Year Ended December 31, 2009

Filed July 16, 2010

File No. 0-29922

Dear Mr. Phippen:

Tombstone Exploration Corporation (the “Company”), a Canadian federal corporation, has received and reviewed your comment letter dated December 17, 2010, pertaining to the Company’s Form 20-F for the Fiscal Year Ended December 31, 2009 (the “Annual Report”) as filed with the Securities & Exchange Commission (the “Commission”) on July 16, 2010.

Initially, we apologize for the delay in responding to your comment letter.  However, please note that we will provide proposed disclosure regarding those comments not associated with the re-audit of 2007 by Friday, February 4, 2011.  With respect to the 2007 audit, we are working with our auditors and accountants to complete this as quickly as possible, and anticipate that we will have same done by the end of February.

On another note, we will also be submitting a request for a waiver of the audit of the cumulative information to the Office of the Chief Accountant.

In connection with the comments in your letter, we acknowledge that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, we apologize for our delay.  Please contact the undersigned directly with any questions at (408) 305-4507 or you may contact our corporate counsel, Luis Carrillo, at (619) 546-6100.

Very truly yours,

TOMBSTONE EXPLORATION CORPORATION

/s/ Alan M. Brown

Alan M. Brown

President and Chief Executive Officer

TOMBSTONE EXPLORATION CORPORATION

6529 E FRIESS DR SCOTTSDALE AZ 85254

480-305-4507